October 13, 2005

Ms. Angela Crane
Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Comment Letter Dated October 4, 2005 - LSI Industries Inc. Form 10-K for the fiscal year ended June 30, 2005 - File No. 0-13375

Dear Ms. Crane:

        I am in receipt of the SEC’s comment letter regarding LSI’s Form 10-K. LSI has responded to each of the following points below.

        In response to your letter, LSI hereby acknowledges:

•	LSI is responsible for the adequacy and accuracy of the disclosure in its filings;

•	SEC staff comments or changes to disclosure in response to staff comments in the filings reviewed by the SEC staff do not foreclose the SEC from taking any action with respect to the filling; and

•	LSI may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Note 1 – Summary of Significant Accounting Policies, page S-19

    1.        We note that in certain situations you recognize product revenue before installation has been completed. Please tell us and revise future filings to disclose the specific terms and conditions of those agreements in which you recognize product revenue prior to installation and tell us why revenue recognition upon shipment is appropriate.

LSI reviewed its revenue recognition policy as it relates to both SEC Staff Accounting Bulletin (SAB) No. 101, Revenue Recognition in Financial Statements, and Emerging Issues Task Force (EITF) 00-21, Revenue Arrangements with Multiple Deliverables. LSI believes its policy meets the criteria discussed in both pronouncements and that revenue has been properly accounted for as discussed below.

LSI’s Revenue Recognition Policy states “Product revenue related to orders where the customer requires the Company to install the product is generally recognized when the product is installed.” This is the revenue recognition model with most customer programs where the customer requires the Company to install the product. When LSI is not involved in the installation, revenue is recognized when the product is shipped. LSI’s Revenue Recognition Policy further states “In some situations, product revenue is recognized when the product is shipped, before it is installed, because by agreement the customer has taken title to and risk of ownership for the product before installation has been completed.” As indicated below, this does not occur very often and does not involve material amounts of revenue.

The Lighting Segment has had only two small (in revenue and time duration) customer programs over the past thirteen years where LSI was asked to arrange for the installation of lighting fixtures. Clearly, most often LSI is not involved in the installation of its lighting products. These two programs were handled by LSI identifying independent qualified subcontractors to perform the installation work. Terms and conditions of both of these programs (one with ConocoPhillips in fiscal 2004 and one in fiscal 2005) were defined by purchase orders received from the customer or by a customer agreement. The customer received net 30 terms, agreed to accept title to and assume all risk of ownership of the product when it was shipped from the LSI location to the job site or to the warehouse used by the electrical installation subcontractor. They did not receive any special terms related to return of product. Upon completion of installation of all light fixtures at the job site, installation revenue was recorded. The time between product shipment and installation ran between three to seven weeks on average, but could have been as long as three or four months.

The Graphics Segment is responsible for installation of LSI graphic products in many customer programs or situations. In the clear majority of situations or programs, both product revenue and installation revenue are recognized after the installation has been completed. However, there have been a few situations in which product revenue was recognized at the time of shipment and installation revenue was separately recognized later when the product had been installed. In all of the latter cases, terms of the sale to the customer through the purchase order or customer agreement specify that the customer takes title to the product and assumes all risk of ownership at the time of shipment.

An example of this circumstance was the Burger King menu board roll out program in the second half of fiscal 2004 and first half of fiscal 2005. LSI’s menu board subsidiary received from the customer a “Drive Thru Menu Board Order Form” for each location (total of about 1,300 stores) as well as an order form for the interior menu board if applicable. The terms of sale of the menu board clearly indicate that the customer takes title to and all risk of ownership of the product when it is shipped from the LSI facility. The customer made a separate decision for each store location, either at the time of purchase of the menu board or later, regarding what company it wanted to install the menu boards. If LSI was asked to handle the installation, LSI’s installation subsidiary received a purchase order or other correspondence regarding installation of the menu board (this occurred with approximately 300 of the 1,300 stores). The store received one invoice from the LSI menu board manufacturing subsidiary at the time the product shipped to either the store site or to the installation contractor, and a second invoice from the LSI installation subsidiary when installation was complete. LSI recorded revenue as each invoice was issued to the customer.

In fiscal 2005 the only other Graphics program for which product revenue was recorded at time of shipment and installation revenue was recorded when the installation was complete was a small Shell program. Both product manufacturing and installation management were handled by one LSI subsidiary. The terms of sale for the program, in accordance with a signed agreement from the customer, include the following: 1) the customer takes title to the product at time of shipment from the LSI facility; 2) 100% of the product value must be paid for at time of shipment; 3) 75% of the installation price must be paid upon completion of installation; and 4) the 25% installation hold back must be paid upon site approval by Shell Oil.

Note 8 – Shareholders’ Equity, page S-28

    2.        We note that you changed the distribution method of your deferred compensation plan in April 2004 to allow terminated participants to receive cash distribution rather than share distributions; therefore the plan is now subject to variable accounting. Please confirm that the change was accounted for from the date of the modification, or April 2004. If so, tell us what effect the modification had on the fiscal year 2004 and your previously reported Form 10-Q’s.

LSI has a Non-Qualified Deferred Compensation Plan that is fully funded in a Rabbi Trust with 100% of the contributed cash invested in LSI common shares (“LYTS”). This response confirms that LSI has accounted for the change to variable accounting beginning with the April 27, 2004 date of the Plan modification. The Company reviewed and analyzed the effect this modification would have had on fiscal year 2004 (fourth quarter issue only) as well as the first three quarters of fiscal 2005. The entire adjustment ($775,000 pre-tax expense or $469,000 net of tax) was recorded in the fourth quarter of fiscal 2005. Grant Thornton, the Company’s registered independent public accounting firm, reviewed the Company’s analysis and concurred with our conclusion that it was appropriate to record the adjustment in the fourth quarter of fiscal 2005.

The Company’s analysis took into account the after-tax impact on earnings per share of the potential non-cash compensation expense adjustment in the quarters indicated below, the Company’s EPS guidance (if any) that had been issued for that quarter, and the EPS trend. The quarterly after-tax impact on net income and diluted EPS to mark-to-market the shares in the Company’s Non-Qualified Deferred Compensation Plan, with the fourth quarter of fiscal 2004 adjustment calculated for the time period April 27, 2004 to June 30, 2004, was as follows:

            LYTS Stock Price at Period End

April 27, 2004	$10.0288	[Average cost of shares in the Plan.]
Fiscal Year 2004	$11.50

1Q FY 2005	$10.44
2Q FY 2005	$11.45
3Q FY 2005	$11.23
4Q FY 2005	$13.94	[This was the quarter in which the adjustment was recorded.]

Comments
a.	LYTS stock price fluctuates each quarter.
b.	The largest increase in stock price, and the increase causing the majority of the non-cash compensation expense occurred in the fourth quarter of fiscal 2005, the quarter in which the adjustment was recorded.

            Net Income ($000)

	Reported	Adjustment	Proforma	% Change
4Q FY 2004	1,163	(183)	980	(15.74)%
Fiscal Year 2004	8,690	(183)	8,507	(2.11)%

1Q FY 2005	3,316	105	3,421	3.17%
2Q FY 2005	4,792	(117)	4,675	(2.44)%
3Q FY 2005	2,422	31	2,453	1.28%
4Q FY 2005	This was the quarter in which the adjustment was recorded.

	Before Adjust.	Adjust	Reported	% Change
Fiscal Year 2005	15,105	(469)	14,636	(3	.11)%

Comments
a.	Third quarter earnings are lower primarily due to normal seasonality.
b.	While the percent of change for 4Q FY 2004 is not insignificant, the change did not effect the overall trend in net income and was not significant to net income for the fiscal year.
c.	The potential compensation expense adjustment as a percentage of reported net net income was small in every quarter of fiscal 2005, averaging 2.30% (absolute number), and was 2.11% in fiscal 2004.
d.	The effect of the cumulative compensation expense adjustment as a percentage of net income prior to the adjustment was only 3.11% in fiscal 2005.

             Earnings Per Share

	Reported	Adjustment	Proforma	% Change
Fiscal Year 2004	0.43	0.009	0.42	(2	.09)%

1Q FY 2005	0.17	0.0053	0.18	3.12%
2Q FY 2005	0.24	(0.0058)	0.23	(2	.41)%
3Q FY 2005	0.12	0.0015	0.12	1.25%
4Q FY 2005	This was the quarter in which the adjustment was recorded.

	Before Adjust.	Adjust		Reported	% Change
Fiscal Year 2005	0.75	(0.	0234)	0.73	(3	.11)%

Comments
a.	The potential compensation expense adjustment as a percentage of reported EPS was small in every quarter of fiscal 2005, averaging 2.26% (absolute number), and was 2.09% in fiscal 2004.
b.	Third quarter earnings are lower primarily due to normal seasonality.

             LSI EPS Guidance (if any)

	Reported		Proforma	LSI Guidance (if any)
Fiscal Year 2004	0.43		0.42	0.44 to 0.45

1Q FY 2005	0.17		0.18	none
2Q FY 2005	0.24		0.23	none
3Q FY 2005	0.12		0.12	none
4Q FY 2005	0	.20*		0.20 to 0.21

                                                             * Includes the compensation adjustment.

Comments
a.	Actual reported EPS in fiscal 2004 was already below Company guidance by one to two cents.
The potential compensation expense adjustment would have reduced EPS by only $0.01 from what was reported.
b.	Fourth quarter fiscal 2005 EPS, after the $469 compensation expense adjustment was recorded, was still consistent with Company guidance.
c.	Third quarter earnings are lower due to normal seasonality.

        Please call me at (513) 793-3200 with any questions regarding these matters.

Sincerely, /s/Ronald S. Stowell —————————————— Ronald S. Stowell Vice President, Chief Financial Officer and Treasurer